Filed by VICI Properties Inc.
(Commission File No. 001-38372)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies: MGM Growth Properties LLC and
MGM Growth Properties Operating Partnership LP
(Commission File No. 001-37733 and 333-215571, respectively)

Transcript: Ed Pitoniak, CEO of VICI Properties on Bloomberg Markets
Thu, 8/12 1:14PM

Matt Miller (MM):
I'm Matt Miller, VICI Properties is betting big on Vegas. The company is said to acquire MGM Growth in a deal that values the takeover target at more than $17 billion. Ed Pitoniak, CEO of VICI joins us now to discuss. So, and it's a huge deal, I guess. First of all, congratulations and then good luck, right? I mean, how do you work after a deal of such tremendous size?

Edward B. Pitoniak (EP):
Well after a deal of such tremendous size, Matt, the first thing you want to do is take a little bit of a break because obviously it was a lot of work for our team to do this transaction. But we are wrestling with a great sense of excitement. The portfolio that MGP comprises is just an incomparable portfolio of experiential assets. The seven assets in Las Vegas, the eight assets spread around the other regions of the US are truly high-quality real estate occupied by one of the best experiential entertainment/leisure gaming operators on Earth. So, we could not be more excited to become the new stewards of this portfolio, and to be the stewards of the combined portfolios of VICI and MGP.

MM:
So how, how quickly does this acquisition start to make money for you? How much work are you going to have to do to cut costs and to raise revenues?

EP:
Yeah. So Matt, we are a triple net REIT, and what that means is as a triple net REIT we collect rent, first of all, from the occupants of our buildings, and the occupants of our buildings cover all of the costs of operating and maintaining the buildings. And, thus the rent we collect is pure net operating income. And as a result, we are able to go into this deal once we close this deal, it will be immediately accretive for our shareholders, right? Meaning the earnings per share will be higher after this deal than they were before this deal. We won't require any cost cutting. We will be the beneficiaries of, again, a very, very attractive and very secure rental stream from these properties. Again, it is a rental stream -- it is not an operating income stream -- and as a rental stream, the durability of it could not have been proven more strongly throughout COVID insofar as both MGP and VICI throughout COVID today have collected 100% of our rent in cash and on time.

MM:
So, I saw, I see that in the notes. But I just have to wonder, you know, what difference does it change in the business environment? We've just gone from a lockdown situation where people couldn't go to Vegas, or at least not in the kind of numbers that we had previously seen. And now we're seeing a reopening situation where everybody wants to go to Vegas and the numbers are likely to be huge. So, how much of a difference does that make to you?

EP:
Yeah. And you're absolutely right, Matt. Vegas has come booming back, it really started in late Q1 and then Q2, which the operators just reported on, turned out to be an absolute bonanza quarter both in Las Vegas, and across the various US commercial gaming regions. In Las Vegas, as an example, you know, the leading operators like Caesars, like MGM, you know, enjoyed occupancies toward the end of Q2 that approached 100%. There's no other destination on Earth right now running the kind of occupancies that Las Vegas is running. And similarly, the regional assets are enjoying tremendous business as frankly they have since they reopened around June of last year, when the COVID lockdowns ended. And it was thus as a result that our leading tenant, our current leading tenant, Caesars, was able to report a billion-dollar EBITDAR quarter for Q2. Again, just outstanding results and the forward booking pattern for both the leisure business, and as we get into Q4 and 2022, for the return of convention, conference and trade show business, this could not be more robust.

MM:
So, to add one final question, you know, probably the biggest question people have, over the past few months, and years, really, in terms of investing is, where can I get yield, how can I get some kind of return, where do I get income growth and the answer typically is very difficult, you know? Howard Marks was telling Erik Schatzker last week, it's just really tough out there. And yet you have an investment vehicle here that provides, if I understand it correctly, at least 2% or CPI. How are you able to do that?

EP:
Yeah, so those are conditions written into our leases and I was fascinated by the conversation you had with Ira Jersey, just before you and I began talking, Matt, and, you know, yeah, it is really hard to find yield globally right now. I think you both cited the fact of how much sovereign yield around the world right now is negative, right, and you were citing a US 30-year Treasury auction that I think was pricing in around 2.03. 2.03 for the next thirty years? Right. So yes, we do give our investors not only current income but a current dividend yield of about 4.8%. We do have the ability to grow our dividend over time, both through same store profit growth or rent growth and through creative acquisitions and along that line, we were one of the few REITs last year, to be able to announce a double-digit dividend increase, which we did -- I think was 10.9% last year. And then last week, in conjunction with the announcement of our MGP acquisition, we were able to announce -- starting in Q3 of this year -- a 9% dividend increase. So, you get the combination of a steady current dividend stream with the potential for dividend income growth, plus the ability again to continue to grow in value as we believe this real estate will. Finally, I’ll leave you off with weighted average lease term proforma for this transaction which will be 43.5 years. So, if you're in the business of matching up long dated liabilities with long duration income assets, we're a very good place to go.

MM:
Well, I think the yield and especially the dividend growth story is why this company is so fascinating and I hope we can keep getting you on to see if you can return 10% dividend growth dividend growth every year. Edward Pitoniak, CEO of VICI Properties talking to us after a $17 billion acquisition. This is Bloomberg.

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Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the proposed transaction described herein, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction and the markets of each company. These forward-looking statements generally are identified by the words “anticipates,” “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Currently, one of the most significant factors that could cause actual outcomes to differ materially from our forward-looking statements is the impact of the COVID-19 pandemic on VICI Properties’, MGP’s and each company’s respective tenants’ financial condition, results of operations, cash flows and performance. The extent to which the COVID-19 pandemic continues to adversely affect each company’s tenants, and ultimately impacts each company’s business and financial condition, depends on future developments which cannot be predicted with confidence. Many additional factors could cause actual future events and results to differ materially from the forward-looking statements, including but not limited to: (i) the possibility that VICI stockholders do not approve the proposed transaction or that other conditions to the closing of the proposed transaction are not satisfied or waived at all or on the anticipated timeline, (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction, (iii) the risk that MGP’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (iv) unexpected costs or liabilities relating to the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against VICI Properties or MGP or their respective directors or officers and the resulting expense or delay, (vi) the risk that disruptions caused by or relating to the proposed transaction will harm VICI’s or MGP’s business, including current plans and operations, (vii) the ability of VICI Properties or MGP to retain and hire key personnel, (viii) potential adverse reactions by tenants or other business partners or changes to business relationships, including joint ventures, resulting from the announcement or completion of the proposed transaction, (ix) risks relating to the market value of VICI common stock to be issued in the proposed transaction, (x) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xi) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or government policies and actions intended to protect the health and safety of individuals or government policies or actions intended to maintain the functioning of national or global economies and markets, (xii) general economic and market developments and conditions, (xiii) restrictions during the pendency of the proposed transaction or thereafter that may impact VICI’s or MGP’s ability to pursue certain business opportunities or strategic transactions, (xiv) either company’s ability to maintain its status as a real estate investment trust for U.S. federal income tax purposes, and (xv) the occurrence of any event, change or other circumstances that could give rise to the termination of the Master Transaction Agreement relating to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of VICI and MGP described in the “Risk Factors” section of their respective Annual

Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned to interpret many of the risks identified in the “Risk Factors” section of these filings as being heightened as a result of the ongoing and numerous adverse impacts of the COVID-19 pandemic. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VICI and MGP assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither VICI Properties nor MGP gives any assurance that either company will achieve its expectations.
Additional Information about the Proposed Transaction and Where to Find It
In connection with the merger, VICI Properties intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of VICI Properties and that also constitutes a prospectus of VICI Properties and information statement of MGP. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VICI Properties by contacting VICI Properties Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by MGP by contacting MGP Investor Relations.
Participants in the Solicitation
VICI Properties and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VICI Properties is available in VICI Properties’ proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/information statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/information statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VICI Properties using the sources indicated above.
No Offer or Solicitation
This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
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